GILDAN ACTIVEWEAR INC.

LONG TERM INCENTIVE PLAN

Adopted on June 24, 1998
Last amended on November 1, 2017

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

SECTION 1 - BACKGROUND, PURPOSES OF THE PLAN

1.	Background
The long term incentive plan (the “Plan”) of Gildan Activewear Inc. (“Gildan” or the “Corporation”), became effective on June 24, 1998 and was amended on December 3, 2003, May 4, 2004, May 4, 2005, November 30, 2005, May 3, 2006, December 6, 2006, August 1, 2007 and December 1, 2010.

2.	Purposes
The purposes of the Plan are to assist and encourage officers and employees of Gildan and its subsidiaries to work towards and participate in the growth and development of the Corporation and to assist the Corporation in attracting, retaining and motivating its officers and key employees.
SECTION 2 - DEFINITIONS
For the purposes of this Plan, the following terms shall have the following meanings:

1.
“Award” means the RSUs granted to an Eligible Participant under the Plan on an Award Date, evidenced by an Award Agreement and subject to the terms and conditions of the Plan and the Award Agreement. The term “Award” refers to either a Treasury Award or a Non-Treasury Award, as well as to either a Performance Award or a Time-Based Award;

2.
“Award Agreement” means an agreement, substantially in the form of the agreement set out in Schedule C to this Plan, entered into by an Eligible Participant and the Corporation pursuant to which an Award is granted to the Eligible Participant in accordance with the Plan, and containing such additional terms and conditions not inconsistent with the Plan as the Board shall deem desirable;

3.
“Award Date” means the date on which an Award is granted, which date may be on or, if determined by the Board at the time of grant, after the date that the Board resolves to grant the Award, but in any event shall be in the same year as the event or events triggering the grant of such Award;

4.
“Blackout Extension Term” means an extension of ten (10) Business Days from the end of a Blackout Period or the Expiry Date, as applicable, if the Expiry Date falls within the Blackout Period or within ten (10) Business Days after the end of the Blackout Period, it being understood that where the Expiry Date falls within ten (10) Business Days after the end of a Blackout Period, the Blackout Extension Term should be reduced by the number of Business Days between the end of the Blackout Period and the Expiry Date. Furthermore, should a new Blackout Period be imposed during a Blackout Extension Term, the Blackout Extension Term will be further extended, at the end of the new Blackout Period, so that the number of days during which Optionees will be able to trade the securities of the Corporation will amount to a total of ten (10) Business Days;

5.	“Blackout Period” means a period self-imposed by the Corporation during which directors, officers and certain employees of the Corporation shall not trade the securities of the Corporation;

6.	“Board” means the board of directors of the Corporation;

7.	“Business Day” means a day, other than a Saturday, Sunday or other day on which banking institutions are required or authorized to close in Toronto, Ontario;

8.	“Change of Control” has the meaning set forth in Schedule A hereto;

9.	“Code” means the Internal Revenue Code, as may be amended from time to time;

10.	“Conversion Rate” means the Bank of Canada daily Canadian-U.S. dollar exchange rate as published on the Bank of Canada website;

11.	“Corporation” means Gildan Activewear Inc.;

12.	“Early Retirement” has the meaning attributed thereto in the Retirement Policy;

13.	“Early Vesting Date” has the meaning attributed thereto in section 6.4(g) hereof;

14.	“Early Vesting Event” has the meaning attributed thereto in section 6.4(f) hereof;

15.	“Eligible Participant” means any officer or key employee of the Corporation and its subsidiaries designated by the Board as eligible to participate in the Plan;

16.	“Exercise Price” means the price per Share at which Shares may be subscribed for by an Optionee pursuant to a particular Option Agreement;

17.	“Expiry Date” means the date on which an Option expires pursuant to the Option Agreement relating to that Option, without taking into account a Blackout Extension Term;

18.	“Gildan Option Market Value” means the higher of the closing price of the Shares on either the TSX or the NYSE expressed in a single currency based on the Conversion Rate;

19.
“Gildan RSU Market Value” means, at any particular date, the market value of the Shares at that particular date, being the average of the closing prices of the Shares on the TSX for the five (5) Trading Days immediately preceding such date, subject to adjustments made pursuant to section 7 of this Plan. Notwithstanding the foregoing, however, the Board may, in its discretion, use and refer to the average closing price on the NYSE instead of the TSX for the purposes of the preceding sentence, if it determines it is more appropriate to do so. The Gildan RSU Market Value may be denominated in Canadian dollars or U.S. dollars based on the Conversion Rate, at the option of the Corporation;

20.	“Grant Date” means the date on which an Option is granted, which date may be on or, if determined by the Board at the time of grant, after the date that the Board resolves to grant the Option;

21.
“Notice of Exercise” means a notice in the form prescribed by the Corporation from time to time, from an Optionee to the Corporation, or any third party appointed by the Board for the purpose of processing such notices under the Plan, giving notice of the exercise or partial exercise of an Option previously granted to the Optionee;

22.	“Non-Qualifying Award” means any Award granted to an RSU Holder on an Award Date that is less than six (6) months prior to such RSU Holder’s date of Retirement;

23.	“Non-Qualifying Option” means any Option granted to an Optionee on a Grant Date that is less than six (6) months prior to such Optionee’s date of Retirement;

24.
“Non-Treasury Award” means the RSUs granted to an Eligible Participant under the Plan on an Award Date, evidenced by an Award Agreement, which allow their holder to receive RSU Shares purchased on the secondary market or cash equal to the Gildan RSU Market Value (or a combination thereof), subject to the terms and conditions of the Plan and the Award Agreement;

25.	“NYSE” means the New York Stock Exchange;

26.	“Option” means an option to subscribe for Shares granted to an Eligible Participant pursuant to the terms of the Plan;

27.
“Option Agreement” means an agreement, substantially in the form of the agreement set out in Schedule B to this Plan, between the Corporation and an Eligible Participant setting out the terms of an Option granted to the Eligible Participant;

28.	“Optioned Shares” means the Shares that may be subscribed for by an Optionee pursuant to a particular Option Agreement;

29.	“Optionee” means an Eligible Participant to whom an Option has been granted;

30.	“Outstanding Issue” means the Corporation’s total issued and outstanding Shares;

31.	“Performance Award” means the portion of an Award that is subject to the attainment of performance objectives;

32.	“Performance Vesting Percentage” means the percentage of a Performance Award that vests due to the attainment of the performance objectives set forth in the applicable Award Agreement;

33.
“Permanent Disability” shall mean incapacity due to a physical or mental illness which is determined by the Corporation to cause a permanent impairment in the ability of the Eligible Participant to perform his or her duties as employee;

34.	“Plan” means this long term incentive plan of Gildan, as amended;

35.	“Qualifying Award” means any Award granted to an RSU Holder on an Award Date that is not less than six (6) months prior to such RSU Holder’s date of Retirement;

36.	“Qualifying Option” means any Option granted to an Optionee on a Grant Date that is not less than six (6) months prior to such Optionee’s date of Retirement;

37.
“Restricted Share Unit” or “RSU” means the right of an Eligible Participant to whom a grant of such unit is made to receive an RSU Share on the Vesting Date (or the Early Vesting Date or the date of a Change of Control, as the case may be) (or in the case of a Non-Treasury Award, at Gildan’s option, cash equal to the Gildan RSU Market Value of such RSU Share on the Vesting Date (or the Early Vesting Date or the date of a Change of Control, as the case may be)) subject to the terms and conditions of the Plan and the applicable Award Agreement;

38.	“Retirement” has the meaning attributed thereto in the Retirement Policy;

39.	“Retirement Policy” means the Retirement Policy for the Long Term Incentive Plan adopted by the Board as the same may be amended from time to time;

40.	“RSU Holder” means an Eligible Participant to whom an Award has been granted;

41.
“RSU Shares” means the Shares that an RSU Holder may receive pursuant to a particular Award Agreement, it being understood that in the case of a Treasury Award, such Shares are to be issued from treasury and, in the case of a Non-Treasury Award, such Shares may be purchased on the secondary market or settled in cash (or a combination thereof) at the option of Gildan;

42.
“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan, share unit plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares;

43.	“Shares” means common shares of the Corporation;

44.
“Specified Employee” means an Eligible Participant who is a U.S citizen or U.S. permanent resident for purposes of the Code or an Eligible Participant for whom the compensation under this Plan would otherwise be subject to U.S. taxation under the Code and is also considered a key employee under section 416(i) of the Code;

45.	“Time-Based Award” means the portion of an Award that is not subject to the attainment of performance objectives;

46.	“Total Reserve” has the meaning attributed thereto in section 3.3 hereof;

47.	“Trading Day” means a day on which a sale of Shares occurred on the TSX or the NYSE;

48.
“Treasury Award” means the RSUs granted to an Eligible Participant under the Plan on an Award Date, evidenced by an Award Agreement, which allow their holder to receive RSU Shares issued from the treasury of the Corporation, subject to the terms and conditions of the Plan and the Award Agreement;

49.	“TSX” means the Toronto Stock Exchange;

50.	“Vesting Date” means, in respect of an Award, the date when the Award is fully vested as determined by the Board in accordance with section 6.1; and

51.	“Vesting Period” means in respect of an Award, the period between the Award Date of such Award and the Vesting Date of such Award.

SECTION 3 - GENERAL PROVISIONS OF THE PLAN

1.	Administration
The Plan will be administered by the Board or, if determined by the Board, by a committee of the Board consisting of not less than three (3) directors, all of whom shall be “independent” directors within the meaning of the regulations on corporate governance applicable to the Corporation. If a committee is appointed to administer the Plan, all reference in this Plan to the Board will be deemed to be references to the committee, with the exception that if a committee is appointed, pursuant to this section, to administer the Plan, approval of the Board as to the number of Options or Awards granted and the number of Shares subject to such Options or Awards will be required, and the Board shall retain ultimate authority in connection with all decisions made by the committee in the administration of the Plan.
The Board may appoint one or more third parties to perform such administrative duties under the Plan as the Board may delegate from time to time, including all record keeping activities as well as the processing of Notices of Exercise and the settling of vested Awards.

2.	Interpretation
The Board or committee has full and complete authority to interpret the Plan and to prescribe such rules and regulations and make such determinations as it deems necessary or desirable for the administration of the Plan and all such interpretations, determinations or other actions taken by the Board shall be final and binding on the Corporation and each Eligible Participant and conclusive for all purposes thereunder.
Words denoting the singular number include the plural and vice versa and words denoting the masculine include the feminine.

3.	Shares Reserved for the Plan
Subject to adjustment under section 7 and any applicable limitations set forth at section 3.7, the maximum number of Shares that are issuable pursuant to the exercise of Options or the vesting of Treasury Awards granted under the Plan shall not exceed 12,000,632 Shares (the “Total Reserve”). Any Shares subject to (i) Options that expire or terminate in accordance with the terms of the Plan without having been exercised or (ii) Treasury Awards that expire or terminate in accordance with the terms of the Plan without vesting may be made subject to a further Option or Award, at the discretion of the Board, the whole without increasing the total number of Shares authorized for issuance hereunder. No fractional Shares may be issued under the Plan.

4.	Non-Exclusivity
Nothing contained in this Plan will prevent the Board from adopting other or additional Share Compensation Arrangements, subject to obtaining the prior approval of applicable regulatory authorities, including those stock exchanges upon which the Shares are then listed or any other approvals as may be required in the circumstances.

5.	Amendment to the Plan, Options or Awards

(a)
Subject to the rules and policies of any stock exchange on which the Shares are listed and applicable law, the Board may, without notice or shareholder approval, at any time and from time to time, amend the Plan, Options or Awards, for the purposes of:

(i)	accelerating the time of exercise of outstanding Options or the time of vesting of an Award;

(ii)	postponing the Expiry Date (with respect to Options) or the vesting date of Awards, provided that no Option or Award may be extended beyond its original expiry date;

(iii)
making any such changes or corrections which, in the opinion of the Board, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements; and

(iv)	suspending or terminating the Plan.
For greater certainty, the Corporation shall obtain shareholder approval for any amendment that would:

(v)	increase the maximum number of Shares for which Options or Treasury Awards may be granted under the Plan;

(vi)	reduce the Exercise Price with respect to an Option or cancel and reissue Options to the same Participant;

(vii)	extend the term of Options or Awards granted under the Plan beyond their original expiry date;

(viii)	change the class of persons eligible for grants of Options or Awards under the Plan; and

(ix)	amend the Plan to allow Options or Awards to become transferable or assignable other than what is already allowed under the Plan.

(b)	Furthermore, no amendment, suspension or termination may:

(i)	be made without obtaining any required regulatory approval, including of the stock exchanges upon which the Shares are then listed;

(ii)	in the case of Options, impair any rights of an Optionee under Options previously granted without the consent or the deemed consent of the Optionee; and

(iii)	in the case of Awards, impair any rights of a RSU Holder under Awards previously granted without the consent or the deemed consent of the RSU Holder.

6.	Compliance with Laws and Stock Exchange Rules
The Plan, the grant and exercise of Options under the Plan, the grant and vesting of Awards under the Plan, and the distribution of Shares on exercise of Options or vesting of Awards, as the case may be, will be subject to all applicable federal, provincial and foreign laws, as well as all applicable policies, rules and regulations of any stock exchanges on which the Shares are listed for trading, including requirements as to listing of the Shares on such stock exchanges. Shares issued to Optionees pursuant to the exercise of Options and Shares issued to RSU Holders pursuant to the vesting of Awards may be subject to limitations on sale or resale under applicable securities laws. In addition, the Plan shall operate in compliance with the provisions of section 409A of the Code with respect to Specified Employees.

7.	Quantitative Limitations
Notwithstanding anything to the contrary herein provided, (i) the number of Shares issuable under the Plan pursuant to the exercise of Options or the vesting of Treasury Awards, as well as under any other Share Compensation Arrangements, at any time shall not exceed (a) ten percent (10%) of the Outstanding Issue, in the case of Shares issuable to insiders, or (b) twenty percent (20%) of the Total Reserve, in the case of Shares issued to any one person, and (ii) the number of Shares issued under the Plan pursuant to the exercise of Options or the vesting of Treasury Awards, as well as under any other Share Compensation Arrangements, in a one (1)-year period shall not exceed (a) ten percent (10%) of the Outstanding Issue, in the case of Shares issued to insiders, or (b) twenty percent (20%) of the Total Reserve, in the case of Shares issued to any one person.

SECTION 4 - GRANT OF OPTIONS

1.	Grant of Options
The Board shall from time to time, in its entire discretion, designate the Eligible Participants to whom a grant of Options shall be made, the number of Shares covered by such Options, and the Grant Date. The Board shall further have discretion to establish, within the restrictions set forth in the Plan, the time of exercise, Expiry Date, Exercise Price, and other particulars applicable to an Option granted hereunder.

2.	Option Agreement
Upon the grant of an Option, the Corporation will deliver to the Eligible Participant selected to receive same, an Option Agreement dated as of the Grant Date, containing the terms of the Option and executed by the Corporation, and upon delivery to the Corporation of the Option Agreement executed by the Eligible Participant in question, the Eligible Participant in question will be an Optionee under the Plan and have the right to purchase the Optioned Shares on the terms set out in the Option Agreement and in the Plan.

3.	Exercise Price
The Exercise Price for an Option will be determined by the Board at the time of grant and will not be less than the Gildan Option Market Value on the first Trading Day preceding the Grant Date.

4.	Time of Exercise

(a)
Unless the Board otherwise determines, but provided that (i) no Option may be exercised in whole prior to the second anniversary of the Grant Date and (ii) that the term of an Option will not exceed ten (10) years (except in the circumstances described in section 4.5 below), an Option may be exercised by an Optionee as follows:

(i)	on and after the second anniversary of the Grant Date, as to twenty-five percent (25%) of the Optioned Shares or any part thereof;

(ii)	on and after the third anniversary of the Grant Date, as to an additional twenty-five percent (25%) of the Optioned Shares or any part thereof;

(iii)	on and after the fourth anniversary of the Grant Date, as to an additional twenty-five percent (25%) of the Optioned Shares or any part thereof; and

(iv)	on and after the fifth anniversary of the Grant Date, as to the remaining twenty-five percent (25%) of the Optioned Shares or any part thereof.

(b)
Upon the occurrence of transactions that would result in a Change of Control, no Options become exercisable as of the date of the Change of Control, unless otherwise determined by the Board prior to the occurrence of the Change of Control.

5.	Expiry Date
The Expiry Date of an Option will be determined by the Board at the time of grant. In all cases, an Option will not expire later than the day preceding the tenth anniversary of the Grant Date or the last day of the Blackout Extension Term, whichever is the latest. The foregoing is also subject to the provisions of section 4.6 relating to early expiry.

6.	Early Expiry of Options
Unless otherwise determined by the Board at or after the time of grant, and subject to the maximum term referred to in section 4.5 hereof:

(a)	Options will expire immediately upon the Optionee ceasing to be an Eligible Participant as a result of being dismissed from his office or employment for cause.

(b)
If an Optionee resigns his office or employment, the portion of any Option held by such Optionee that is exercisable at the date of resignation may be exercised by the Optionee during the period ending on the date which is sixty (60) days after the date of resignation.

(c)
If an Optionee is dismissed without cause, the portion of any Option held by such Optionee that is exercisable at the date of dismissal may be exercised by the Optionee during the period ending on the date which is sixty (60) days after the date of dismissal.

(d)
If an Optionee dies, all outstanding Options held by such Optionee will become exercisable in full and may be exercised by the legal representative of the Optionee during the period ending on the date which is twelve (12) months after the date of death of the Optionee.

(e)
If an Optionee’s employment is terminated due to Permanent Disability, all outstanding Options held by such Optionee will become exercisable in full and may be exercised by the Optionee during the period ending on the date which is twelve (12) months after the date of termination.

(f)	If an Optionee qualifies for Retirement under the Retirement Policy:

(i)
any Qualifying Option held by such Optionee at the date of Retirement shall (i) continue to vest in accordance with the terms of the applicable Option Agreement if not fully exercisable in its entirety at the date of Retirement, and (ii) may be exercised by the Optionee until the Expiry Date of such Option; and

(ii)	any Non-Qualifying Option held by such Optionee at the date of Retirement shall be immediately forfeited on the date of Retirement.

(g)
If an Optionee qualifies for Early Retirement under the Retirement Policy, the portion of any Option held by such Optionee that is exercisable at the date of Early Retirement may be exercised by the Optionee until the Expiry Date of such Option.

(h)
Except for Qualifying Options as set forth in section 4.6(f), the portion of any Option which is not exercisable at the time of the occurrence of an event contemplated in sections 4.6(a) to (g) above shall be immediately forfeited on the date of occurrence of such event.

7.	Non-Assignable
Options may be exercised only by the Optionee and will not be assignable. Notwithstanding the foregoing, in the case of the death of an Optionee who has rights pursuant to section 4.6(d), such Optionee’s legal representative shall be entitled to the rights of such Optionee under the Plan and the Option Agreement, provided that the legal representative delivers to the Corporation sufficient and satisfactory evidence of his/her status.

8.	No Implied Rights

(a)
An Optionee will only have rights as a shareholder of the Corporation with respect to those of the Optioned Shares, if any, that the Optionee has acquired through the exercise of an Option in accordance with its terms.

(b)
Nothing in this Plan or in any Option Agreement will confer or be construed as conferring on an Optionee any right to remain as an officer or key employee of the Corporation or its subsidiaries, or on an Eligible Participant the right to be granted Options or Awards hereunder.

SECTION 5 - EXERCISE OF OPTIONS

1.	Manner of Exercise
An Optionee who wishes to exercise an Option may do so by delivering the following to the Corporation, or to a third party appointed or designated by the Corporation for that purpose under the Plan, on or before the Expiry Date of the Option:

(a)	A completed Notice of Exercise; and

(b)	If applicable, a cheque or bank draft in Canadian funds payable to the Corporation, or to the third party mentioned above, for the aggregate Exercise Price for the Optioned Shares being acquired.

2.	Delivery of Share Certificate
Not later than five (5) Business Days after receipt of the Notice of Exercise and payment in full for the Optioned Shares being acquired, the Corporation will direct its transfer agent to issue Shares to the Optionee for the number of Optioned Shares purchased by the Optionee, which will be issued as fully paid and non-assessable Shares.
SECTION 6 - GRANT OF AWARDS

1.	Grant of Awards
The Board shall from time to time designate the Eligible Participants to whom a grant of RSUs shall be made and shall determine whether such grant will be a Treasury Award or a Non-Treasury Award and the number of RSUs granted under the Award. The Board shall further have discretion to establish, within the restrictions set forth in the Plan, the Award Date, the Vesting Date (subject to section 6.3), the performance objectives which must be attained for the Award to vest, if any, and other particulars applicable to an Award granted hereunder.

2.	Award Agreement
Upon the grant of an Award, the Corporation will deliver to the Eligible Participant selected to receive same an Award Agreement dated as of the Award Date, containing the terms of the Award and executed by the Corporation. Upon delivery to the Corporation of the Award Agreement executed by the Eligible Participant in question, the Eligible Participant in question will be an RSU Holder under the Plan and, subject to vesting, have the right to receive the RSU Shares (or, in the case of a Non-Treasury Award, at Gildan’s option, cash equal to the Gildan RSU Market Value of such Shares on the Vesting Date (or the Early Vesting Date or the date of a Change of Control, as the case may be)) on the terms set out in the Award Agreement and in the Plan.

3.	Vesting Date
The Vesting Date of a Non-Treasury Award will be determined by the Board at the time of grant, subject however to a maximum term of three (3) years from the Award Date, and will be subject to the provisions of section 6.4 relating to early vesting or expiry.
The Vesting Date of a Treasury Award will be determined by the Board at the time of grant, subject however to (i) a maximum term of ten (10) years from the Award Date, (ii) the provisions of section 6.4 relating to early vesting or expiry, and (iii) limiting to five percent (5%) of the Total Reserve grants of Treasury Awards without any minimum vesting periods, if any.

For greater certainty, all grants of RSUs with terms of three (3) years or less shall be deemed to be Non-Treasury Awards for the purposes of this Plan and all grants of RSUs with terms of more than three (3) years shall be deemed to be Treasury Awards for the purposes of this Plan.
Upon the occurrence of transactions that would result in a Change of Control, no Award, whether or not vesting is subject to the attainment of performance objectives, shall vest as of the date of the Change of Control, unless otherwise determined by the Board prior to the occurrence of the Change of Control.

4.	Early Vesting or Expiry of Awards
Unless otherwise determined by the Board at or after the time of grant, and subject to the provisions of section 6.3hereof:

(a)	A Performance Award shall expire on the Vesting Date if the performance objectives set forth in the applicable Award Agreement have not been attained.

(b)
Any Award, whether or not a Performance Award or a Time-Based Award, shall expire immediately upon the RSU Holder thereof ceasing to be an Eligible Participant as a result of resigning his office or employment or being dismissed from his office or employment for cause.

(c)
If an RSU Holder is dismissed without cause, any Award held by such RSU Holder shall vest immediately on the date of dismissal in accordance with section 6.4(h) in the case of any Time-Based Award and in accordance with section 6.4(i) in the case of any Performance Award. Notwithstanding any provision to the contrary herein, the payment of any such Award will be delayed for six (6) months following the date of dismissal of a Specified Employee.

(d)
If an RSU Holder qualifies for Retirement under the Retirement Policy, (i) any Qualifying Award held by such RSU Holder shall continue to vest until its original Vesting Date in accordance with the terms of the Award Agreement, and (ii) any Non-Qualifying Award held by such RSU Holder shall vest immediately on the date of Retirement in accordance with section 6.4(h) in the case of any Time-Based Award and in accordance with section 6.4(i) in the case of any Performance Award. Notwithstanding any provision to the contrary herein, the payment of any such Award will be delayed for six (6) months following the date of dismissal of a Specified Employee.

(e)
If an RSU Holder qualifies for Early Retirement under the Retirement Policy, any Award held by such RSU Holder shall vest immediately on the date of Early Retirement in accordance with section 6.4(h) in the case of any Time-Based Award and in accordance with section 6.4(i) in the case of any Performance Award. Notwithstanding any provision to the contrary herein, the payment of any such Award will be delayed for six (6) months following the date of dismissal of a Specified Employee.

(f)
In the case of the occurrence of an event contemplated in sections 6.4(c) to (e) (each an “Early Vesting Event”), the portion of an Award that has not vested in accordance with section 6.4(h) or 6.4(i), as applicable, shall immediately expire on the applicable Early Vesting Date.

(g)	For the purposes of this section 6.4, the “Early Vesting Date” means the date of the RSU Holder’s dismissal without cause, Retirement or Early Retirement, as the case may be.

(h)
Unless otherwise determined by the Board at or after the time of the grant, in the case of the occurrence of an Early Vesting Event, the RSU Holder of an early vesting Time-Based Award shall be entitled to receive the number of RSU Shares (or, in the case of Non-Treasury Awards, at Gildan’s option, cash equal to the Gildan RSU Market Value of such Shares as at the Early Vesting Date) equal to:

The number of RSU Shares underlying the Time-Based Award	X	Number of days elapsed between the Award Date and the Early Vesting Date
Number of days in the Vesting Period of such Time-Based Award

(i)
Unless otherwise determined by the Board at or after the time of the grant, in the case of the occurrence of an Early Vesting Event, the RSU Holder of an early vesting Performance Award shall be entitled to receive the number of RSU Shares (or, in the case of Non-Treasury Awards, at Gildan’s option, cash equal to the Gildan RSU Market Value of such Shares as at the Early Vesting Date) equal to:

A x B

where “A” equals the pro rata amount calculated as follows:

The number of RSU Shares underlying the Performance Award	X	Number of days elapsed between the Award Date and the Early Vesting Date
Number of days in the Vesting Period of such Performance Award and where “B” equals the Performance Vesting Percentage. In the case of dismissal without cause, the Performance Vesting Percentage shall be determined as at the date of dismissal, and in the case of Retirement or Early Retirement, the Performance Vesting Percentage shall be determined as at the end of the original Vesting Period.

(j)
If an RSU Holder dies, any Award held by such RSU Holder shall vest in full immediately on the date of death, subject to the Performance Vesting Percentage in the case of a Performance Award, which shall be determined as at the date of death.

(k)
If an RSU Holder’s employment is terminated due to Permanent Disability, any Award held by such RSU Holder shall vest in full immediately on the date of termination, subject to the Performance Vesting Percentage in the case of a Performance Award, which shall be determined as at the date of termination.

5.	Non-Assignable
No Award will be assignable. Notwithstanding the foregoing, in the case of the death of an RSU Holder who has rights pursuant to section 6.4(j), such RSU Holder’s legal representative shall be entitled to the rights of such RSU Holder under the Plan and the Award Agreement, provided that the legal representative delivers to the Corporation sufficient and satisfactory evidence of his/her status.

6.	No Implied Rights

(a)
An RSU Holder will only have rights as a shareholder of the Corporation with respect to those of the RSU Shares, if any, that the RSU Holder has received upon the vesting of an Award in accordance with its terms.

(b)
Nothing in this Plan or in any Award Agreement will confer or be construed as conferring on an RSU Holder any right to remain as an officer or key employee of the Corporation or its subsidiaries, or an Eligible Participant the right to be granted Options or Awards hereunder.

7.	Vesting of the Award
Unless an Award has expired in accordance with sections 6.4(a), (b) or (f), the Corporation shall, as soon as practicable after the Vesting Date, the Early Vesting Date, the date of termination due to the Optionee’s death or Permanent Disability, the date of a Change of Control, or the date the Performance Vesting Percentage is determined for the purposes of section 6.4(i), as the case may be:

(a)
In the case of Treasury Awards only, issue from treasury the number of RSU Shares represented by such vested Treasury Award (or the number of RSU Shares determined in accordance with sections 6.3 or 6.4, as the case may be) and direct its transfer agent to issue a certificate in the name of the RSU Holder of such vested Treasury Award for the number of the RSU Shares above-mentioned, which will be issued as fully paid and non-assessable Shares; or

(b)
In the case of Non-Treasury Awards only, purchase or direct a third party broker to purchase the number of RSU Shares represented by such vested Non-Treasury Award (or the number of RSU Shares determined in accordance with sections 6.3 or 6.4, as the case may be) on the secondary market for delivery to the RSU Holder of such vested Award; or

(c)
In the case of Non-Treasury Awards only, pay to the RSU Holder of such vested Award, an amount in cash equal to the Gildan RSU Market Value on the Vesting Date (or the Early Vesting Date) of the RSU Shares represented thereby.

Whether an Award is settled in accordance with sections 6.7(b) or (c) (or any combination thereof) shall be at the entire discretion of the Corporation.
SECTION 7 - Adjustment to Shares
The number of Shares delivered to an Optionee upon the exercise of an Option, or to an RSU Holder upon the vesting of an Award, will be adjusted in the following events and manner, subject to the requirements of applicable regulatory authorities, including the stock exchanges on which the Shares are then listed, and to the right of the Board to make such other or additional adjustments as are appropriate in the circumstances:

(a)
Upon (i) a subdivision of the Shares into a greater number of Shares, (ii) a consolidation of the Shares into a lesser number of Shares, or (iii) the issue of a stock dividend to holders of the Shares, the Corporation will deliver upon the exercise of an Option or upon vesting of an Award, as the case may be, in addition to or in lieu of the number of Optioned Shares in respect of which the right to purchase is being exercised or the number of RSU Shares underlying an Award, as the case may be, and without the Optionee or the RSU Holder making payment therefor, such greater or lesser number of Shares as would have resulted from the subdivision, consolidation or stock dividend if the Optioned Shares or the RSU Shares, as the case may be, had been issued and outstanding at the relevant time; and

(b)
Upon a capital reorganization, reclassification or change of the Shares, a consolidation, an amalgamation, arrangement or other form of business combination of the Corporation with another corporation or a sale, lease or exchange of all or substantially all of the property of the Corporation, the Corporation will deliver upon the exercise of an Option or upon vesting of an Award, as the case may be, in lieu of the number of Optioned Shares in respect of which the right to purchase is being exercised or the RSU Shares underlying an Award, as the case may be, the kind and amount of shares or other securities or property as would have resulted from such event if the Optioned Shares or the RSU Shares, as the case may be, had been issued and outstanding at the relevant time.
Comparable and corresponding adjustments as set forth above will be made to the number and kind of Shares authorized for issuance under the Plan, regardless of whether such Shares are covered by Options or Awards at the relevant time. An adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative.
The Corporation will not be required to issue fractional Shares or other securities under the Plan and any fractional interest in a Share or other security that would otherwise be delivered upon exercise of an Option or upon vesting of an Award will be cancelled without payment therefor.
SECTION 8 - Tax Withholdings

1.	General
The Corporation may take such steps as are considered necessary or appropriate for the withholding (including any deduction) of any taxes which the Corporation is required by any law or regulation of any governmental authority to withhold in connection with this Plan. The obligation of the Corporation to deliver Optioned Shares or RSU Shares upon the exercise of an Option or the vesting of RSUs is conditional upon the Optionee or RSU Holder paying such amount as may be requested for the purpose of satisfying any liability in respect of such withholding.

2.	Method of Payment
Unless the Board decides otherwise, the Corporation may allow any Optionee or RSU Holder to deliver to the Corporation, or to a third party appointed or designated by the Corporation for that purpose under the Plan, an amount, in immediately available funds, that is equal to the required withholding. Such funds must be received in advance of any exercise of Options, vesting of RSUs, or any other event in respect of which a withholding must be made. If such withholding is not fully satisfied by delivery of funds as aforesaid, the Corporation shall have the irrevocable right to, and each Optionee and RSU Holder consents to, the Corporation:

(a)
Setting off any amount required to be withheld against amounts otherwise owing by the Corporation to the Optionee or RSU Holder (whether arising pursuant to the Optionee or RSU Holder’s relationship as an officer or employee of the Corporation or as a result of the Optionee or RSU Holder providing services on an ongoing basis to the Corporation or otherwise and whether or not such amount is then exigible); or

(b)	Satisfying the withholding requirement by selling such number of Shares as it determines are required to be sold, as trustee, through a trustee or otherwise;
or any combination thereof, in each case in whole or in part, in its sole discretion. In respect of any sale of Shares effected pursuant to section 8.2(b) above, each Optionee and RSU Holder hereby acknowledges and agrees (i) that selling costs (including any brokerage commission) shall be paid by the Optionee or RSU Holder, (ii) to consent to such sale and to grant to the Corporation an irrevocable power of attorney to effect such sale, (iii) that the Corporation does not accept nor assume any responsibility for the price obtained on any such sale, and (iv) that any such sale by the Corporation is subject to securities legislation and other restrictions and may be delayed, during which delay the price of Shares may fluctuate and the price obtained by the Corporation may be lower than the price at which Options were exercised or RSUs vested.

3.	No Guarantee Regarding Tax Treatment
Optionees and RSU Holders shall be responsible for all taxes payable under the Plan or in respect thereof, whether arising as a result of the grant or exercise of Options, vesting of RSUs, sale of Optioned Shares or RSU Shares, or otherwise. The Corporation makes no guarantee to any person regarding the tax treatment of Options or RSUs, including the granting or exercise or vesting thereof, the issuance of Optioned Shares or RSU Shares pursuant thereto and the sale thereof, or payments made under the Plan. None of the Corporation, nor any of its employees or representatives shall have any liability to any Optionee or RSU Holder in respect of any such taxes.
SECTION 9 - Applicable Law
The Plan shall be governed by the laws of the Province of Quebec and the laws of Canada applicable therein.

SCHEDULE A - DEFINITION OF “CHANGE OF CONTROL”

For purposes of this Plan, a “Change of Control” shall mean a change in control of the Corporation of a nature that would be required to be reported, whether or not the Corporation is then subject to such reporting requirement, provided that, without limitation, a Change in Control shall be deemed to have occurred if:

(a)
Any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, or any syndicate or group deemed to be a person, becomes the “beneficial owner”, directly or indirectly, of securities of the Corporation representing fifty percent (50%) or more of the total fair market value or total voting power of the Corporation’s then outstanding securities entitled to vote in the election of directors of the Corporation (the “Corporation Voting Securities”); provided, however, that any acquisition of Corporation Voting Securities by the Corporation or any of its subsidiaries, or any employee benefit plan (or related trust) of the Corporation or its subsidiaries, or any corporation with respect to which, following such acquisition, substantially all of the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by the individuals and entities who were the beneficial owners of Corporation Voting Securities immediately prior to such acquisition in substantially the same proportion as their ownership immediately prior to such acquisition, shall not constitute a Change in Control;

(b)
Individuals who, on the date of implementation of the Plan, constitute the Board and any new directors whose appointment by the Board or whose nomination for election by the Corporation’s shareholders was approved by a vote of at least three-quarters (3/4) of the directors then still in office who either were directors on the date of implementation of the Plan or whose appointment or nomination for election was previously so approved cease for any reason to constitute a majority of the members of the Board; or

(c)
Any one person, or more than one person acting as a group, acquires (or has acquired during the twelve (12)-month period ending on the date of the most recent acquisition by such person or persons) assets from the Corporation representing forty percent (40%) of the total gross fair market value of all of the assets of the Corporation immediately prior to such acquisition or acquisitions.

A Change in Control shall also be deemed to occur as of the date the Corporation executes an agreement which, if carried out, would result in the occurrence of a Change in Control as described above.

SCHEDULE B - FORM OF OPTION AGREEMENT

LONG TERM INCENTIVE PLAN
OPTION AGREEMENT
This Option Agreement is entered into between GILDAN ACTIVEWEAR INC. (the “Corporation”) and the Optionee named below pursuant to the Long Term Incentive Plan of the Corporation (the “Plan”), a copy of which is attached hereto, and confirms that:
1.    on______________________(the “Grant Date”);
2.    ________________________(the “Optionee”);

3.	was granted a non-assignable option to purchase _________________________ common shares (the “Optioned Shares”) of the Corporation, in accordance with the terms of the Plan;
4.    at a price (the “Exercise Price”) of $_________________ per Optioned Share; and
5.    for a maximum term expiring at 5:00 P.M., Eastern Time ____________(the “Expiry Date”);

all on the terms and subject to the conditions set out in the Plan. By signing this Agreement, the Optionee acknowledges that he or she has read and understands the Plan, and agrees to be bound thereby.

This Agreement and all related documents have been drawn up in the English language at the specific request of the parties hereto. La présente entente, ainsi que tout autre document y afférent, ont été rédigés en langue anglaise à la demande expresse des parties.

IN WITNESS WHEREOF the Corporation and the Optionee have executed this Option Agreement as of _________________________________.
GILDAN ACTIVEWEAR INC.
By:_______________________________
__________________________________
Name of Optionee
__________________________________
Signature of Optionee

SCHEDULE C - FORM OF AWARD AGREEMENT

LONG TERM INCENTIVE PLAN
AWARD AGREEMENT
This Award Agreement is entered into between GILDAN ACTIVEWEAR INC. (the “Corporation”) and the RSU Holder named below pursuant to the Long Term Incentive Plan of the Corporation (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on______________________(the “Award Date”);

2.	________________________(the “RSU Holder”);

3.	was granted non-assignable restricted share units (the “Award”);

4.	for the purposes of the Plan, such Award is a:
Treasury Award; or
Non-Treasury Award;

5.	vesting of the Award shall:
not be subject to the attainment of performance objectives; or
be subject to the attainment of the following performance objectives:

;

6.	the Award shall vest at 5:00 P.M., Eastern Time _______________(the “Vesting Date”);
all on the terms and subject to the conditions set out in the Plan. By signing this Agreement, the RSU Holder acknowledges that he or she has read and understands the Plan, and agrees to be bound thereby.
This Agreement and all related documents have been drawn up in the English language at the specific request of the parties hereto. La présente entente, ainsi que tout autre document y afférent, ont été rédigés en langue anglaise à la demande expresse des parties.
IN WITNESS WHEREOF the Corporation and the RSU Holder have executed this Award Agreement as of _________________________________.
GILDAN ACTIVEWEAR INC.
By:_______________________________
__________________________________
Name of RSU Holder
__________________________________
Signature of RSU Holder